Exhibit 99.9

Life Insurance Company (U.S.A.)
ENDORSEMENT
This Contract shall be a Simple IRA.
The term “Code” as used in this Endorsement means the Internal Revenue Code of 1986 as amended.
If this Endorsement is issued as part of an individual annuity contract, the terms “Owner” and “Contract” as used in this Endorsement shall have the same meaning as such terms are used in the individual annuity contract. If this is an inherited IRA within the meaning of Code § 408(d)(3)(C) maintained for the benefit of a designated beneficiary of a deceased Owner, references in this document to the “Owner” are to the deceased Owner. If this Endorsement is issued in connection with a group annuity contract, the term “Contract” as used in this Endorsement shall refer to the Certificate and the term “Owner” as used in this Endorsement shall refer to the owner of the Certificate.
As requested by the Owner to satisfy Section 408 of the Code, as in effect on the Date of Issue of your Contract, it is agreed by the Owner and the Company that:
(1)	Your Contract is not transferable by the Owner and shall not be: (a) sold, (b) assigned, (c) discounted, or (d) pledged as collateral for a loan or for any other purpose, except to the Company, unless as part of a divorce settlement of which the Owner is a party.

(2)	All provisions of your Contract dealing with acceptable contributions (from any source) are hereby deleted and the following paragraph substituted therefore:

This Contract as a SIMPLE IRA will accept only cash contributions made by an employer on behalf of the Owner pursuant to the terms of a SIMPLE IRA Plan described in Section 408(p) of the Internal Revenue Code. A rollover contribution or a transfer of assets from another SIMPLE IRA of the Owner will also be accepted. No other contributions will be accepted.

(3)	The following paragraphs are added to your Contract:
(a)	If contributions made on behalf of the Owner pursuant to a SIMPLE IRA Plan maintained by the Owner’s employer are received directly by the Company from the employer, the Company will provide the employer with the summary description required by Section 408(l)(2)(B) of the Code.

(b)	Notwithstanding anything in this Endorsement to the contrary, prior to the expiration of the 2-year period beginning on the date the Owner first participated in any SIMPLE IRA Plan maintained by the Owner’s employer, any rollover or transfer by the Owner of funds from this SIMPLE IRA must be made to another SIMPLE IRA of the Owner. Any distribution of funds to the Owner during this 2-year period may be subject to a 25-percent additional tax if the Owner does not roll over the amount distributed into a SIMPLE IRA. After the expiration of this 2-year period, the Owner may roll over or transfer funds to any IRA of the Owner that is qualified under Section 408(a), (b) or (p) of the Code or to another eligible retirement plan described in section 402(c)(8)(B) of the Code.
(4)	Notwithstanding any provision of this Contract to the contrary, the distribution of the Owner’s interest (value of the annuity) shall be made in accordance with the requirements of Section 408(b)(3) of the Code and the regulations thereunder, the provisions of which are herein incorporated by reference. If distributions are not made in the form of an annuity on an irrevocable basis (except for acceleration), then
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distribution of the interest in the Contract (see paragraph 5(c) below) must satisfy section 408(a)(6) and the regulations thereunder.

The entire interest of the Owner will be distributed or commence to be distributed, no later than the first day of April following the calendar year in which the Owner attains age 70 1/2 (required beginning date), over: (a) the life of the Owner, or the lives of the Owner and his or her designated beneficiary; or (b) a period certain not extending beyond the life expectancy of the Owner, or the joint and the last survivor expectancy of the Owner and his or her designated beneficiary. Payments must be made in periodic payments at intervals of no longer than one year. In addition, payments must be either nonincreasing or they may increase only as provided in Q&As-1 and -4 of Section 1.401(a)(9)-6 of the Income Tax Regulations. In addition, any payment must satisfy the incidental benefit requirements specified in Q&A-2 of section 1.401(a)(9)-6. The distribution periods described above cannot exceed the periods specified in section 1.401(a)(9)-6. The first required payment can be made as late as April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2 and must be the payment that is required for one payment interval. The second payment need not be made until the end of the next payment interval.

The preceding paragraph does not apply to inherited IRAs within the meaning of § 408(d)(3)(C).

(5)	If the Owner dies before the entire interest is distributed, the following distribution provisions shall apply:
(a)	Distributions Beginning Before Death. If the Owner dies on or after required distributions of his or her interest have commenced, the remaining portion of such interest will continue to be distributed under the settlement option chosen.

(b)	Distributions Beginning After Death. If the Owner dies before required distribution of his or her interest begins, his or her entire interest shall be distributed at least as rapidly as follows:
(i)	If the designated beneficiary is someone other than the Owner’s surviving spouse, the entire interest will be distributed under an available settlement option, starting by the end of the calendar year following the calendar year of the Owner’s death, over the remaining life expectancy of the designated beneficiary, with such life expectancy determined using the age of the beneficiary as of his or her birthday in the year following the year of the Owner’s death, or, if elected, in accordance with paragraph (b)(iii) below.

(ii)	If the Owner’s sole designated beneficiary is the Owner’s surviving spouse, the entire interest will be distributed under an available settlement option, starting by the end of the calendar year following the calendar year of the Owner’s death (or by the end of the calendar year in which the Owner would have attained age 70 1/2, if later), over such spouse’s life expectancy, or, if elected, in accordance with paragraph (b)(iii) below. If the surviving spouse dies before required distributions commence to him or her, the remaining interest will be distributed, starting by the end of the calendar year following the calendar year of the spouse’s death, over the spouse’s designated beneficiary’s remaining life expectancy determined using such beneficiary’s age as of his or her birthday in the year following the death of the spouse, or, if elected, will be distributed in accordance with paragraph (b)(iii) below. If the surviving spouse dies after required distributions commence to him or her, any remaining interest will continue to be distributed under the contract option chosen.

(iii)	If there is no designated beneficiary, or if applicable by operation of paragraph (b)(i) or (b)(ii) above, the entire interest will be distributed under an available settlement option by the end of the calendar year containing the fifth anniversary of the Owner’s death (or of the spouse’s death in the case of the surviving spouse’s death before distributions are required to begin under paragraph (b)(ii) above).

(iv)	Life expectancy is determined using the Single Life Table in Q&A-1 of §1.401(a)(9)-9 of the Income Tax Regulations. If distributions are being made to a surviving spouse as the
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sole designated beneficiary, such spouse’s remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse’s age in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table corresponding to the beneficiary’s age in the year specified in paragraph (b)(i) or (ii) and reduced by 1 for each subsequent year.
(c)	The “interest” in the Contract includes the amount of any outstanding rollover, transfer and recharacterization under Q&As-7 and -8 of §1.408-8 of the Income Tax Regulations and the actuarial value of any other benefits provided under the Contract, such as guaranteed death benefits.

(d)	For purposes of paragraphs 5(a) and 5(b) of this Endorsement, required distributions are considered to commence on the Owner’s required beginning date or, if applicable, on the date distributions are required to begin to the surviving spouse under paragraph (b)(ii) above. However, if distributions start prior to the applicable date in the preceding sentence, on an irrevocable basis (except for acceleration) under an annuity contract meeting the requirements of §1.401(a)(9)-6 of the Income Tax Regulations, then required distributions are considered to commence on the annuity starting date.

(e)	If the sole designated beneficiary is the Owner’s surviving spouse, the spouse may elect to treat the Contract as his or her own. This election will be deemed to have been made if such surviving spouse makes a contribution to the Contract or fails to take required distributions as a beneficiary.

(f)	The required minimum distributions payable to a designated beneficiary from this IRA may be withdrawn from another IRA the beneficiary holds from the same decedent in accordance with Q&A9 of § 1.408-8 of the Income Tax Regulations.
(6)	The Owner and Annuitant under your Contract are and will continue to be as shown in the application.

(7)	The interest of the Owner in the Contract is nonforfeitable. The Contract is established for the exclusive benefit of the Owner and his or her beneficiaries.

(8)	The Owner may satisfy the minimum distribution requirements under Section 408(a)(6) and 408(b)(3) of the Code by receiving a distribution from one IRA that is equal to the amount required to satisfy the minimum distribution requirements for two or more IRAs. For this purpose, the Owner of two or more IRAs may use the ‘alternative method’ described in Notice 88-38, 1988-1 C.B. 524, to satisfy the minimum distribution requirements described above. This section does not apply to Roth IRAs.

(9)	The Company shall furnish annual calendar year reports concerning the status of your Contract and such information concerning required minimum distributions as is prescribed by the Commissioner of the Internal Revenue.

(10)	Any definition of compensation set forth in the Contract is hereby deleted.

(11)	The Contract with this Endorsement may not be used by a designated financial institution within the meaning of section 408(p)(7) of the Code.

(12)	In the event of any conflict between the terms of this Endorsement and the provisions of your Contract, the terms of this Endorsement shall control.
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(13)	This Endorsement may be amended as necessary to comply with the provisions of the Code and the related regulations.
Signed for the Company at Boston, Massachusetts.

/s/ Emanuel Alves
Secretary
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